

Mail Stop 3010

March 24, 2010

Jeffrey A. Gould
Chief Executive Officer, President and Trustee
BRT Realty Trust
60 Cutter Mill Road
Great Neck, NY 11021

> **Re:** **BRT Realty Trust**
> **Form 10-K**
> **Filed December 14, 2009**
> **File No. 001-07172**

Dear Mr. Gould:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation of Trustees, page 7

1.   We note that you have excluded compensation paid to Frederic Gould and Matthew Gould by REIT Management Corp. Please provide this disclosure or tell us why you believe this disclosure is not required. Please refer to Item 402(a)(2) of Regulation S-K which requires disclosure of compensation paid "by any person for all services rendered in all capacities to the registrant." Please provide this disclosure in future filings and tell us how you intend to comply.

<u>Executive Compensation, page 28</u>

<u>Compensation Consultant, page 31</u>

2.   In future filings, to the extent your officers receive total compensation above or below the targeted 25th percentile, please explain the reasons for this. Please tell us how you plan to comply.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Jeffrey A. Gould
Chief Executive Officer, President and Trustee
BRT Realty Trust
March 24, 2010
Page 3

       Please contact Stacie Gorman at (202) 551-3585 or me (202) 551-3655 at with any other questions.

                                  Sincerely,

                                  Sonia Gupta Barros
                                  Special Counsel